SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                 (Amendment No.)

                                 INTERCEPT, INC.
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                                (Name of Issuer)
                                  COMMON STOCK
     -----------------------------------------------------------------------
                         (Title of Class of Securities)
                                    45845L107
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            SCHULTE ROTH & ZABEL LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
     -----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 1, 2004
     -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|. NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.
--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                               (page 1 of 7 pages)

CUSIP No. 45845L107                   13D             Page 2 of 7 Pages

=======================================================================
     1  NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|

                                                             (b) |_|
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     3  SEC USE ONLY
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     4  SOURCE OF FUNDS*
                                       WC
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     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                            |_|
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     6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                    DELAWARE
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,619,937
  OWNED BY
    EACH
 REPORTING
PERSON WITH    --------------------------------------------------------
                   8      SHARED VOTING POWER
                                  -0-
               --------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                                1,619,937
               --------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                                  -0-
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,619,937
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                         |_|
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  8.0%
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     14        TYPE OF REPORTING PERSON*
                                   IA
=======================================================================


                      SEE INSTRUCTIONS BEFORE FILLING OUT!*

CUSIP No. 45845L107                   13D             Page 3 of 7 Pages


The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.   Security and Issuer.
          -------------------

This statement relates to shares (the "Shares") of the common stock, no par value ("Common Stock"), of Intercept, Inc. (the "Issuer" or "InterCept"). The principal executive offices of the Issuer are located at 3150 Holcomb Bridge Road, Suite 200, Norcross, GA 30071.

Item 2.   Identity and Background.
          -----------------------

                  (a) This Statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is a private money management firm which holds the Common Stock of the Issuer in various accounts under its management and control. The principals of the Reporting Person are Barry Rosenstein and Gary Claar (the "Principals").

                  (b) The principal business address of the Reporting Person and the Principals is 201 Post Street, Suite 1000, San Francisco, California 94108.

                  (c) The principal business of the Reporting Person and the Principals is investing for accounts under their management.

                  (d) Neither the Reporting Person nor the Principals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Neither the Reporting Person nor the Principals has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The Reporting Person is a limited liability company organized in Delaware. The Principals are citizens of the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

The aggregate purchase price of the 1,619,937 Shares of Common
Stock owned beneficially by JANA Partners LLC is $ 19,572,617. Such Shares of Common Stock were acquired with investment funds in accounts under management.

CUSIP No. 45845L107                   13D             Page 4 of 7 Pages


Item 4.   Purpose of Transaction.
          ----------------------

The Reporting Person has notified InterCept of its intention to nominate four persons for election as directors at InterCept's 2004 Annual Meeting of Shareholders, and to solicit proxies from InterCept's shareholders in favor of such nominees. Because of recent resignations by InterCept directors, the opportunity exists for shareholders to elect a majority of directors at the upcoming meeting. In the wake of a proposed and abruptly aborted sale process for the Company, the Reporting Person believes it is necessary to replace a majority of the Board with individuals who are neither members of management nor hand-picked by management and have no interest other than maximizing shareholder value. Our nominees, if elected, intend to seek to cause InterCept to engage a nationally recognized investment banking firm to conduct a full and fair review of the best value-maximizing options for shareholders, including a sale of the Issuer. More information is included in our letter to John W. Collins, Chairman and Chief Executive Officer of InterCept, a copy of which is attached as an exhibit to this Schedule 13D.

The Reporting Person purchased the Shares based on its belief that the Shares at current market prices are undervalued and represent an attractive investment opportunity. Except as disclosed above, neither the Reporting Person nor the Principals has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares of Common Stock or selling some or all of its Shares or changing its intention with respect to any and all matters referred to in Item 4.

CUSIP No. 45845L107                   13D             Page 5 of 7 Pages


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

(a) The aggregate percentage of Shares of Common Stock reported owned beneficially by the Reporting Person is based upon 20,253,980 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2003.

As of the close of business on April 8, 2004, JANA Partners
LLC beneficially owned 1,619,937 Shares of Common Stock, constituting approximately 8.0% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive powers with respect to the Shares reported herein, which powers are exercised by the Principals. All of such Shares were acquired in open-market transactions.

(c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Person.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          -------------------------------------------------------------

Other than as described herein, there are no contracts, arrangements or understandings between the Reporting Person and any other Person, with respect to the securities of the Issuer.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

Attached hereto as Exhibit 1 is our Letter, dated April 12, 2004, to John W. Collins, Chairman and Chief Executive Officer of InterCept, Inc.

CUSIP No. 45845L107                   13D             Page 6 of 7 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   April 12, 2004                            JANA PARTNERS LLC


                                           By:  /s/ Barry S. Rosenstein

                                                    -------------------
                                                    Barry S. Rosenstein
                                                    Managing Director


                                          By:  /s/  Gary Claar

                                                    -------------------
                                                    Gary Claar
                                                    Managing Director

CUSIP No. 45845L107                   13D             Page 7 of 7 Pages


                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

 Shares of Common Stock           Price Per               Date of
    Purchased (Sold)              Share($)             Purchase (Sale)
-----------------------           ---------            ---------------

       218,610                     12.3390                 03/10/04
       160,000                     12.7084                 03/11/04
        50,000                     12.4533                 03/12/04
        80,000                     11.9757                 03/15/04
        67,600                     11.4782                 03/23/04
       201,027                     10.7546                 03/24/04
        50,000                     10.8500                 03/25/04
       112,700                     11.6988                 03/30/04
        95,400                     12.0020                 03/31/04
       176,200                     12.2856                 04/01/04
       173,900                     12.4782                 04/02/04
       150,500                     12.4860                 04/05/04
        84,000                     12.8200                 04/07/04

                                                                     Exhibit 1


                                                                April 12, 2004

John W. Collins
Chairman/Chief Executive Officer
InterCept, Inc.
3150 Holcomb Bridge Road
Suite 200
Norcross, GA 30071


Dear Mr. Collins,

JANA Partners LLC manages hedge fund portfolios with assets of approximately $1.4 billion. We currently own 1,619,937 shares (approximately 8.0%) of the common stock of InterCept, Inc. ("InterCept" or the "Company").

As you are aware, we have notified the Company of our intent to run a slate of four directors in opposition to the Company's slate at the upcoming annual meeting. We are pursuing this course of action because we believe that the actions taken by the Board of Directors of InterCept in connection with the recently proposed and aborted sale process for the Company were not in the best interest of the Company's shareholders. These actions, which caused the abrupt resignations of two of the Board's independent members, lead us to conclude that the Company's current leadership must change. Therefore, we propose to replace a majority of the Board with individuals who are neither members of management nor hand-picked by management, have no interest other than maximizing shareholder value, and will act in accordance with their fiduciary duties as directors.

Simply put, we would like to see the Company sold and believe that an overwhelming majority of the shareholders will concur.

While you have displayed a troubling lack of openness and clarity regarding the reasons for abandoning the sale process, the following is our understanding of what occurred:

                                                                John W. Collings
                                                                  April 12, 2004
                                                                          Page 2

On October 30, 2003 (while reporting yet another "earnings miss"), the Company announced that you intended to make an offer to take InterCept private. The Board formed a special independent committee to evaluate the possible sale of the Company. It is our further understanding that several serious potential buyers then expressed significant interest to the special committee in purchasing InterCept at a premium to both the Company's stock price and to the price you were considering for your offer. On December 12, 2003, the Company announced that you would not be making an offer but that "several third parties initiated contact with the special committee and expressed interest in InterCept, and the special committee will be evaluating those indications of interest."

Less than two months later, the Board of Directors terminated the sale process and dissolved the special committee. We have been told by at least one interested bidder that neither the Company nor the special committee ever even responded to their indication of interest at a substantial premium.

Following the decision of the Board not to continue with the sale process, on February 13, 2004, two of the three independent directors on the special committee, Boone A. Knox (the then Vice Chairman of InterCept) and Jon R. Burke, resigned. In his resignation letter, Mr. Knox stated: "The Special Committee, after carefully considering the advice of financial advisors determined that the Company should permit selected interested and capable strategic buyers to conduct due diligence and negotiations to evaluate a possible sale of the Company. The Board of Directors has determined to discontinue this process. As a result of this decision, I hereby resign as a director, Vice Chairman and member of various committees of the Company and its subsidiaries effective February 13, 2004 and request that this letter and the forgoing reasons for my resignation be disclosed publicly." Mr. Burke's resignation letter was similar in its content. Thus, the Board OVERRULED its own special independent committee's recommendation to pursue a sale, and cut off the process.

The Company has not offered its shareholders a satisfactory explanation for this extraordinary sequence of events. In fact, when asked about this topic on your most recent earnings call, you indicated that you were not prepared to discuss it.

Essentially, Mr. Collins, your Board entertained a sale process when you proposed to buy the Company, but abruptly shut that process down, contrary to the determination of the special committee, when serious potential buyers surfaced. Two independent directors quit as a result of the Board's decision, and have been replaced with interim directors who were selected by management and whose qualifications and independence have not been established.

Given Sarbanes-Oxley and the heightened current focus on the accountability of directors and officers of public companies to their shareholders, this behavior is all the more astounding. Having invested in hundreds of companies, we have

                                                                John W. Collings
                                                                  April 12, 2004
                                                                          Page 3


never had to resort to this tactic of running a competing proxy as most management teams strive to do right by their shareholders. However, based upon the conduct we have described here, not to mention the Company losses, "impairment charges" and other performance matters documented in the Company's own public filings, we believe that it is imperative that a majority of the current Board be replaced by our nominees, who are pledged to act solely in the best interest of the shareholders. We believe that we will find overwhelming concurrence with our views among the Company's shareholder base.

If our nominees are elected, they will promptly engage a nationally recognized investment banking firm to conduct a full and fair review of the best value-maximizing options for shareholders. We anticipate that this will result in an auction of the Company in which multiple credible purchasers will participate.

Be assured that we are fully prepared to utilize our considerable financial resources to assure that there is no interference with a fair proxy process and exercise of the shareholder voting franchise. We remind you that our firm's financial strength exceeds InterCept's by many multiples.

Please respond to our nomination and stocklist demands in a timely fashion. If you wish to discuss these matters further you may reach me at 415-989-7770.

                                    Sincerely,

                                    JANA Partners LLC


                                    /s/ Barry S. Rosenstein
                                    -----------------------------
                                    Barry S. Rosenstein
                                    Managing Member



CC:      THE OTHER MEMBERS OF THE BOARD OF DIRECTORS OF INTERCEPT
         --------------------------------------------------------
                  Dr. James A. Verbrugge
                  Mark Hawn
                  John D. Schneider, Jr.
                  Glenn W. Sturm
                  Arthur G. Weiss